Exhibit 12.1
NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Twelve Weeks
Fiscal Year Ended						Ended

	December	December	January	January	December	March 26,	March 25,
(In thousands, except ratios)	29, 2001	28, 2002	3, 2004	1, 2005	31, 2005	2005	2006

Fixed Charges:
Interest expense on indebtedness	$35,506	30,429	34,729	27,181	24,732	4,187	6,067

Rent expense (1/3 of total rent expense)	8,803	8,595	9,838	9,901	10,386	2,290	2,338

Total fixed charges	$44,309	39,024	44,567	37,082	35,118	6,477	8,405

Earnings:
Income before provision for income taxes	$36,292	50,132	51,933	19,199	66,866	11,361	6,314

Fixed charges	44,309	39,024	44,567	37,082	35,118	6,477	8,405

Total earnings	$80,601	89,156	96,500	56,281	101,984	17,838	14,719

Ratio	1.82x	2.28x	2.17x	1.52x	2.9x	2.75x	1.75x